Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement on No. 333-188817 on Form F-3 of our report dated February 28, 2014, relating to the consolidated financial statements of GasLog Ltd. and subsidiaries (the “Company”) appearing in this Report on Form 6-K of the Company.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

February 28, 2014